SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

TECHPRECISION CORPORATION
(Name of Subject Company (Issuer))

TECHPRECISION CORPORATION
 (Name of Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, Par Value $0.0001 per Share
(Title of Class of Securities)

878739 10 1
 (CUSIP Numbers of Class of Securities)
(Underlying Common Stock)

Richard Fitzgerald
Chief Financial Officer
3477 Corporate Drive, Suite 140
Center Valley, PA 18034
(484) 693-1700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

William Scari, Esq. Pepper Hamilton LLP 400 Berwyn Park 899 Cassatt Road Berwyn, PA 19312-1183 (610) 640-7835

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,376,991	$392.07

*
The “transaction valuation” set forth above is based on the value of the Common Stock of Techprecision Corporation on June 27, 2011 and assumes that all outstanding options eligible for tender, covering an aggregate of  2,046,661 shares of Common Stock of Techprecision Corporation, will be exchanged pursuant to this Offer, which may not occur.  The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory 5 for fiscal year 2011 equals $116.10 per $1,000,000 of transaction valuation.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 392.07	Filing Party: TechPrecision Corporation
Form or Registration No.: 005-81009	Date Filed: June 29, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

2

Amendment No. 2 to Schedule TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by TechPrecision Corporation (the “Company”) on June 29, 2011, as amended (the “Schedule TO”).  The Schedule TO is an offer to the holders of all outstanding options to purchase shares of the Company’s common stock (the “Options”) to amend their Options as set forth in the Offer to Amend Outstanding Stock Options to Permit Cashless Exercise dated June 29, 2011 (as amended, the “Offer to Amend”) filed as Exhibit (a)(1)(i) to the Schedule TO.

ITEMS 1 THROUGH 11.

Except as set forth in the following sentence, Items I through 11 remain unchanged.  Pursuant to this Amendment No. 2, Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The right of holders to amend their Options pursuant to the Offer to Amend expired at 12:00 p.m., New York City time, on July 28, 2011.  Holders of Options representing, in the aggregate, the right to purchase 1,827,498 shares of the Company’s common stock, accepted the Offer to Amend and such Options were validly amended.  Holders of Options representing, in the aggregate, the right to purchase 219,163 shares of the Company’s common stock did not accept the Offer to Amend and were not amended.

ITEM 12. EXHIBITS.

(a)(1)(i)*	Offer to Amend Outstanding Stock Options to Permit Cashless Exercise dated June 29, 2011, as amended

(a)(1)(ii)*	Election Form: Offer to Amend Options, as amended

(a)(2)
TechPrecision Corporation’s Annual Report on Form 10-K for the year ended March 31, 2011 (incorporated by reference to the document as filed with the SEC on June 29, 2011, as amended by Form 10-K/A filed with the SEC on July 29, 2011)

(a)(3)	TechPrecision Corporation’s Definitive Proxy Statement on Schedule 14A (incorporated by reference to the document as filed with the SEC on October 19, 2010)

(d)(1)
2006 Long-term Incentive Plan, as restated on July 27, 2008 (incorporated by reference to Appendix A to the Company’s Information Statement on Schedule 14C, filed with the Commission on January 23, 2007 and incorporated herein by reference)

(g)	None.
(h)	None.
__________________________
* - Previously Filed

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECHPRECISION CORPORATION By: /s/ Richard F. Fitzgerald Name: Richard F. Fitzgerald Title: Chief Financial Officer

Date:  August 8, 2011

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